As filed with the Securities and Exchange Commission on April 19, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Voya Infrastructure, Industrials and Materials Fund

(Name of Subject Company (issuer))

Voya Infrastructure, Industrials and Materials Fund

(Name of Filing Person (offeror))

Common Shares

$0.01 par value

(Title of Class of Securities)

92912X101

(CUSIP Number of Class of Securities)

Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

(800) 992-0180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Elizabeth J. Reza

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199-3600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$35,266,754(a)	$3,848 (b)

(a)

Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price to be paid for 2,779,098 shares in the offer, based upon a price of $12.69 (98% of the net asset value per share of $12.95 on March 31, 2021).

(b)	Calculated at $109.10 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐  Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEMS 1 THROUGH 9 AND ITEM 11

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Voya Infrastructure, Industrials and Materials Fund, a Delaware statutory trust (the “Fund”), to purchase for cash up to 15% of its outstanding common shares of beneficial interest (the “Offer”), for cash at a price per share equal to 98% of the Fund’s net asset value per share as of the close of regular trading session on the New York Stock Exchange (“NYSE”) on May 25, 2021 (or if the Offer is extended, on the next trading day after the day to which the Offer is extended), upon the terms and subject to the conditions contained in the Offer to Purchase dated April 19, 2021 and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS

(a) The audited financial statements of the Fund for the period from March 1, 2019 through February 29, 2020 appear in the Fund’s Annual Report to Stockholders for the year ended February 29, 2020. The audited financial statements of the Fund for the period from March 1, 2018 through February 28, 2019 appear in the Fund’s Annual Report to Stockholders for the year ended February 28, 2019. Both Annual Reports were previously provided to stockholders and are incorporated by reference herein. The unaudited, semi-annual financial statements of the Fund for the period ended August 31, 2020 appear in the Fund’s Semi-Annual Report to Stockholders for the period ended August 31, 2020. The Semi-Annual Report was previously provided to stockholders and is incorporated by reference herein. Copies of the Annual Reports and Semi-Annual Report can be obtained for free at the website of the U.S. Securities and Exchange Commission (http://www.sec.gov).

(b) Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated April 19, 2021.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Notice of Withdrawal.

(a)(1)(vi)	Form of Letter to Shareholders.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Press Release issued on April 19, 2021.

(b)	None.

(d)	None.

(e)	None.

(g)	None.

(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOYA INFRASTRUCTURE, INDUSTRIALS AND MATERIALS FUND

By:	/s/ Dina Santoro
Name: Dina Santoro
Title: President

Dated: April 19, 2021

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated April 19, 2021.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(l)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Notice of Withdrawal.

(a)(1)(vi)	Form of Letter to Shareholders.

(a)(5)	Press Release issued on April 19, 2021

3